Filed Pursuant to Rule 433
Registration No. 333-223208
May 22, 2019
FREE WRITING PROSPECTUS
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
Equity Index Underlying Supplement dated February 26, 2018)

HSBC USA Inc.

Buffered Accelerated Market Participation Securities^{TM}



Linked to the Least Performing of the S&P 500® Index and the Russell 2000® Index (the "Reference Asset")

► 1.30x exposure to the sum of any return of the Least Performing Underlying and 13.00%, if its Reference Return is equal to or above the Buffer Percentage of -13.00%, subject to a Maximum Cap of at least 52.00% (to be determined on the Pricing Date).

► Protection from the first 13.00% of any losses of the Least Performing Underlying

► The Initial Value of each Underlying will equal the arithmetic average of its daily closing levels during a three month period beginning on the Pricing Date

► The Final Value of each Underlying will equal the arithmetic average of its daily closing levels during a three month period prior to and including the Final Valuation Date

► Approximate 4 year and 3 month maturity

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Buffered Accelerated Market Participation Securities^{TM} (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this document.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $960.00 and $990.00 per note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-9 of this document for additional information.

	Price to Public	Underwriting Discount⁽¹⁾	Proceeds to Issuer
Per Note	$1,000		
Total			

(1) HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.75% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this document.

The Notes:		
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

Indicative Terms[1]

Principal Amount	$1,000 per note
Term	Approximate 4 year and 3 month maturity
Reference Asset	The S&P 500® Index (Ticker: "SPX") and the Russell 2000® Index (Ticker: "RTY") (each an "Underlying" and together the "Underlyings").
Maximum Cap:	At least 52.00%, to be determined on the Pricing Date.
Upside Participation Rate:	130% (1.30x)
Buffer Percentage:	-13.00%
Least Performing Underlying	The Underlying with the lowest Reference Return
Reference Return	With respect to each Underlying: Final Value – Initial Value Initial Value
Payment at Maturity per Note	***If the Reference Return of the Least Performing Underlying is equal to or greater than the Buffer Percentage, you will receive a cash payment at maturity equal to the lesser of*** $1,000 +{$1,000 × [(Reference Return of the Least Performing Underlying + 13.00%) × Upside Participation Rate]}, and $1,000 + ($1,000 × Maximum Cap). ***If the Reference Return of the Least Performing Underlying is less than the Buffer Percentage, you will receive a cash payment at maturity equal to*** $1,000 + [$1,000 × (Reference Return of the Least Performing Underlying + 13.00%)]. Under these circumstances, you will lose 1% of the Principal Amount for each percentage point that the Reference Return of the Least Performing Underlying is below the Buffer Percentage. For example, if the Reference Return of the Least Performing Underlying is -30.00%, you will incur a 17.00% loss and receive 83.00% of the Principal Amount. If the Reference Return of the Least Performing Underlying is less than the Buffer Percentage, you will lose some or a significant portion (up to 87.00%) of your principal.
Initial Value	With respect to each Underlying, the arithmetic average of its Official Closing Levels on each Initial Value Valuation Date on which a Market Disruption Event does not occur. [1]
Final Value	With respect to each Underlying, the arithmetic average of its Official Closing Levels on each trading day during the Valuation Period on which a Market Disruption Event does not occur. [1]
Initial Value Valuation Dates:	Each trading day from and including May 23, 2019 to and including August 21, 2019.
Valuation Period[2]:	Each trading day from and including May 22, 2023 to and including August 18, 2023.
Pricing Date	May 23, 2019
Trade Date	May 23, 2019
Original Issue Date	May 29, 2019
Final Valuation Date[2]	August 18, 2023
Maturity Date[2]	August 23, 2023
CUSIP/ISIN	40435UNZ3 / US40435UNZ39

[1]As more fully described on page FWP-4.

[2]Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement.

The Securities

These Notes may be suitable for investors who believe that the Underlyings will either increase or decrease slightly over the term of the Notes. So long as the Reference Return of the Least Performing Underlying is greater than the Buffer Percentage, your return on the Notes will be positive, and you will receive a Payment at Maturity per Note equal to the principal amount per Note plus the product of (i) $1,000, (ii) the Upside Participation Rate and (iii) the sum of the Least Performing Underlying's Reference Return and 13.00%, subject to the Maximum Cap.

If the Reference Return of the Least Performing Underlying is equal to or greater than the Buffer Percentage, you will realize 130% (1.30x) appreciation of the sum of its Reference Return and 13.00%, up to the Maximum Cap.

If the Reference Return of the Least Performing Underlying is below the Buffer Percentage, then the Notes are subject to 1:1 exposure to any potential decline of the Least Performing Underlying beyond the Buffer Percentage of -13.00%.



Payoff Example

The table at right shows the hypothetical payout profile of an investment in the Notes reflecting the 130% (1.30x) Upside Participation Rate, the 13.00% added to any Reference Return that is equal to or above the Buffer Percentage, and the Buffer Percentage of -13.00%, and assuming a 52.00% Maximum Cap (to be determined on the Pricing Date).

Reference Return	Participation in Reference Return of the Least Performing Underlying	Return on the Securities
55.00%	Subject to Maximum Cap	52.00%
20.00%	Upside Exposure	42.90%
-30.00%	1x Loss beyond Buffer Value	-17.00%

Information about the Reference Asset

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.



The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or Nasdaq, and the Reference Asset consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.



The graphs above illustrates the performance of the Underlyings from May 1, 2009 through May 20, 2019. The closing levels in the graph above were obtained from the Bloomberg Professional® Service. Past performance is not necessarily an indication of future results. For further information on the Reference Asset, please see "Description of the Underlyings" on page FWP-14 of this document. We have derived all disclosure regarding the Reference Asset from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Asset.

HSBC USA Inc.
Buffered Accelerated Market Participation Securities™



Linked to the Least Performing of the S&P 500® Index and the Russell 2000® Index

This document relates to a single offering of Buffered Accelerated Market Participation Securities™. The Notes will have the terms described in this document and the accompanying prospectus supplement, prospectus and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this document shall control. **You should be willing to forgo interest and dividend payments during the term of the Notes and, if the Reference Return of the Least Performing Underlying (each as defined below) is less than the Buffer Percentage, lose some or a significant portion (up to 87.00%) of your principal.**

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Underlyings as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note (subject to a minimum purchase of $50,000 in aggregate principal amount)
Reference Asset:	The S&P 500® Index ("SPX") and the Russell 2000® Index ("RTY") (each, an "Underlying" and together the "Underlyings")
Trade Date:	May 23, 2019
Pricing Date:	May 23, 2019
Original Issue Date:	May 29, 2019
Initial Value Valuation Dates:	Each trading day from and including May 23, 2019 to and including August 21, 2019.
Valuation Period:	Each trading day from and including May 22, 2023 to and including August 18, 2023.
Maturity Date:	3 business days after the end of the Valuation Period, expected to be August 23, 2023. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Final Settlement Value.
Final Settlement Value:	*If the Reference Return of the Least Performing Underlying is equal to or greater than the Buffer Percentage,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the Notes, equal to the lesser of:
	$1,000 +{$1,000 × [(Reference Return of the Least Performing Underlying + 13.00%) × Upside Participation Rate]}, and
	$1,000 + ($1,000 × Maximum Cap).
	If the Reference Return of the Least Performing Underlying is less than the Buffer Percentage, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the Notes, calculated as follows:
	$1,000 + [$1,000 × (Reference Return of the Least Performing Underlying + 13.00%)].
	Under these circumstances, you will lose 1% of the Principal Amount for each percentage point that the Reference Return of the Least Performing Underlying is below the Buffer Percentage. For example, if the Reference Return of the Least Performing Underlying is -30,00%, you will incur a 17.00% loss and receive 83.00% of the Principal Amount. **If the Reference Return of the Least Performing Underlying is less than the Buffer Percentage, you will lose some or a significant portion (up to 87.00%) of your principal.**
Maximum Cap:	At least 52.00%, to be determined on the Pricing Date.
Upside Participation Rate:	130% (1.3x)

Buffer Percentage:	-13.00%
Least Performing Underlying:	The Underlying with the lowest Reference Return.
Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

Initial Value:	With respect to each Underlying, the arithmetic average of its Official Closing Levels on each Initial Value Valuation Date on which a Market Disruption Event does not occur. If a Market Disruption Event exists with respect to an Underlying on any scheduled Initial Value Valuation Date, then its Official Closing Level on that day will not be used in the determination of its Initial Value. For the avoidance of doubt, if no Market Disruption Event exists with respect to an Underlying on a scheduled Initial Value Valuation Date, its Official Closing Level on that day will be used in the determination of its Initial Value, irrespective of the existence of a Market Disruption Event with respect to the other Underlying occurring on that day.
Final Value:	With respect to each Underlying, the arithmetic average of its Official Closing Levels on each trading day during the Valuation Period on which a Market Disruption Event does not occur. If a Market Disruption Event exists with respect to an Underlying on any scheduled trading day during the Valuation Period, then its Official Closing Level on that day will not be used in the determination of its Final Value. For the avoidance of doubt, if no Market Disruption Event exists with respect to an Underlying on a scheduled trading day during the Valuation Period, its Official Closing Level on that day will be used in the determination of its Final Value, irrespective of the existence of a Market Disruption Event with respect to the other Underlying occurring on that day.
CUSIP/ISIN:	40435UNZ3 / US40435UNZ39
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date. See "Risk Factors—The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."
Interest:	The Notes will not pay interest.

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.

GENERAL

This document relates to an offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to either Underlying or any security included in either Underlying or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the Equity Index Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

The Equity Index Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm

The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

We are using this document to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return of the Least Performing Underlying is equal to or greater than the Buffer Percentage, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the Notes, equal to the lesser of:

$1,000 +{$1,000 × [(Reference Return of the Least Performing Underlying + 13.00%) × Upside Participation Rate]}, and

$1,000 + ($1,000 × Maximum Cap).

If the Reference Return of the Least Performing Underlying is less than the Buffer Percentage, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the Notes, calculated as follows:

$1,000 + [$1,000 × (Reference Return of the Least Performing Underlying + 13.00%)].

Under these circumstances, you will lose 1% of the Principal Amount for each percentage point that the Reference Return of the Least Performing Underlying is below the Buffer Percentage. For example, if the Reference Return of the Least Performing Underlying is -30.00%, you will incur a 17.00% loss and receive 83.00% of the Principal Amount. If the Reference Return of the Least Performing Underlying is less than the Buffer Percentage, you will lose some or a significant portion (up to 87.00%) of your principal.

Interest

The Notes will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsors

The reference sponsor of the SPX is S&P Dow Jones Indices LLC, a division of S&P Global. The reference sponsor of the RTY is FTSE Russell.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

► You seek an investment with a return linked to the least performing of the Underlyings and you believe the Reference Return of the Least Performing Underlying will not be less than the Buffer Percentage.

► You are willing to invest in the Notes based on the Maximum Cap (at least 52.00%, to be determined on the Pricing Date), which may limit your return at maturity.

► You are willing to make an investment that is exposed to the negative Reference Return of the Least Performing Underlying on a 1-to-1 basis for each percentage point that the Reference Return is less than the Buffer Percentage.

► You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

► You are willing to forgo dividends or other distributions paid to holders of the stocks included in either Underlying.

► You do not seek current income from your investment.

► You do not seek an investment for which there is an active secondary market.

► You are willing to hold the Notes to maturity.

► You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

► You believe that the Reference Return of at least one Underlying will be less than the Buffer Percentage, or that the sum of the Reference Return of the Least Performing Underlying and 13.00%, if applicable, will not be sufficiently positive to provide you with your desired return.

► You are unwilling to invest in the Notes based on the Maximum Cap (at least 52.00%, to be determined on the Pricing Date), which may limit your return at maturity.

► You are unwilling to make an investment that is exposed to the negative Reference Return of the Least Performing Underlying on a 1-to-1 basis for each percentage point that its Reference Return is less than the Buffer Percentage.

► You seek an investment that provides full return of principal.

► You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

► You prefer to receive the dividends or other distributions paid on the stocks included in either Underlying.

► You seek current income from your investment.

► You seek an investment for which there will be an active secondary market.

► You are unable or unwilling to hold the Notes to maturity.

► You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and on page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks included in either Underlying. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

► "— Risks Relating to All Note Issuances" in the prospectus supplement; and

► "— General Risks Related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the Notes may result in a loss.

You will be exposed to the decline in the Least Performing Underlying from the Pricing Date to the Valuation Period on a one-for-one basis if its Reference Return is less than the Buffer Percentage. Accordingly, if the Reference Return of the Least Performing Underlying is less than the Buffer Percentage, your Payment at Maturity will be less than the Principal Amount of your Notes. **You may lose up to 87.00% of your investment at maturity.**

The appreciation on the Notes is limited by the Maximum Cap.

You will not participate in any appreciation in the level of either Underlying (as enhanced by 13.00% and multiplied by the Upside Participation Rate) beyond the Maximum Cap. You will not receive a return on the Notes greater than the Maximum Cap.

Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the level of each Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying. For example, in the case of securities linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these securities, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either of the Underlyings would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

The Initial Value will be determined after the Pricing Date of the Notes.

The Initial Value of an Underlying will be arithmetic average of its Official Closing Levels on the Initial Value Valuation Dates, which will be a three month period beginning on the Pricing Date. As a result, the Initial Value will not be determined, and neither you nor we or any of our affiliates can be certain of what the Initial Value of either Underlying will be until after the Pricing Date and the Original Issue Date of the Notes.

The amount payable on the Notes is not linked to the levels of the Underlyings at any time other than during the Valuation Period.

The Final Value of an Underlying will equal the arithmetic average of its Official Closing Levels on each trading day during the Valuation Period. Even if the level of the Least Performing Underlying appreciates during the term of the Notes other than during the Valuation Period but then decreases during the Valuation Period, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Least Performing Underlying prior to such decrease. Although the actual levels of the Underlyings on the Maturity Date or at other times during the term of the Notes may be higher than their respective Final Values, the Payment at Maturity will be based solely on the Official Closing Leves of the Underlyings during the Valuation Period.

Credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any

payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

Changes that affect an Underlying may affect the market value of the Notes and the amount you will receive at maturity.

The policies of a reference sponsor concerning additions, deletions and substitutions of the stocks held by the relevant Underlying and the manner in which that reference sponsor takes account of certain changes affecting those stocks may affect the level of that Underlying. The policies of a reference sponsor with respect to the calculation of the relevant Underlying could also affect the level of that Underlying. A reference sponsor may discontinue or suspend calculation or dissemination of the relevant Underlying. Any such actions could affect the value of the Notes and the return on the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the levels of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 12 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated

ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes are subject to small-capitalization risk.

The RTY tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Least Performing Underlying relative to its Initial Value. We cannot predict the Initial Value or the Final Value of either Underlying. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Value of the Least Performing Underlying used in the examples below is not expected to be the actual Initial Value of either Underlying. You should not take this illustration or these examples as an indication or assurance of the expected performance of either Underlying or the return on your Notes**.** The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Final Settlement Value on a $1,000 investment in the Notes for a hypothetical range of Reference Returns of the Least Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following:

▶   Principal Amount: $1,000

▶   Hypothetical Initial Value of the least performing   1,000
    Underlying:

▶   Hypothetical Maximum Cap: 52.00%*

▶   Upside Participation Rate: 130% (1.30x)

▶   Buffer Percentage   -13.00%

The actual Initial Value of each Underlying will be determined after the final Initial Value Valuation Date.

* To be determined on the pricing date and will be at least 52.00%.

Hypothetical Final Value of the Least Performing Underlying	Hypothetical Reference Return of the Least Performing Underlying	Hypothetical Final Settlement Value	Hypothetical Return on the Notes
2,000.00	100.00%	$1,520.00	52.00%
1,800.00	80.00%	$1,520.00	52.00%
1,600.00	60.00%	$1,520.00	52.00%
1,400.00	40.00%	$1,520.00	52.00%
1,270.00	27.00%	$1,520.00	52.00%
1,200.00	20.00%	$1,429.00	42.90%
1,150.00	15.00%	$1,364.00	36.40%
1,100.00	10.00%	$1,299.00	29.90%
1,050.00	5.00%	$1,234.00	23.40%
1,020.00	2.00%	$1,195.00	19.50%
1,010.00	1.00%	$1,182.00	18.20%
1,000.00	**0.00%**	**$1,169.00**	**16.90%**
990.00	-1.00%	$1,156.00	15.60%
980.00	-2.00%	$1,143.00	14.30%
950.00	-5.00%	$1,104.00	10.40%
900.00	-7.00%	$1,078.00	7.80%
850.00	-15.00%	$1,156.00	15.60%
815.00	-13.00%	$1,000.00	0.00%
800.00	-20.00%	$930.00	-7.00%
700.00	-30.00%	$830.00	-17.00%
600.00	-40.00%	$730.00	-27.00%
500.00	-50.00%	$630.00	-37.00%
200.00	-80.00%	$330.00	-67.00%
0.00	-100.00%	$130.00	-87.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: The level of the Least Performing Underlying increases from the Initial Value of 1,000.00 to a Final Value of 1,050.00.

Reference Return:	5.00%
Final Settlement Value:	**$1,234.00**

Because the Reference Return of the Least Performing Underlying is greater than the Buffer Percentage, and the sum of its Reference Return and 13.00%, multiplied by the Upside Participation Rate is less than the hypothetical Maximum Cap, the Final Settlement Value would be $1,234.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return +13.00%) × Upside Participation Rate]

= $1,000 + [$1,000 × (5.00% + 13.00%) ×130%]

= $1,234.00

Example 1 shows the Payment at Maturity when Reference Return of the Least Performing Underlying is equal to or greater than the Buffer Percentage, and the sum of its Reference Return and 13.00% multiplied by the Upside Participation Rate does not exceed the hypothetical Maximum Cap.

Example 2: The level of the Least Performing Underlying increases from the Initial Value of 1,000.00 to a Final Value of 1,600.00.

Reference Return:	60.00%
Final Settlement Value:	**$1,520.00**

Because the Reference Return of the Least Performing Underlying is greater than -13.00%, and the sum of its Reference Return and 13.00% multiplied by the Upside Participation Rate is greater than the hypothetical Maximum Cap, the Final Settlement Value would be $1,520.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Maximum Cap)

= $1,000 + ($1,000 × 52.00%)

= $1,520.00

Example 2 shows the Payment at Maturity when the Reference Return of the Least Performing Underlying is equal to or greater than the Buffer Percentage, and such Reference Return plus 13.00% multiplied by the Upside Participation Rate exceeds the hypothetical Maximum Cap.

Example 3: The level of the Least Performing Underlying decreases from the Initial Value of 1,000.00 to a Final Value of 600.00

Reference Return:	-40.00%
Final Settlement Value:	**$730.00**

Because the Reference Return is less than the Buffer Percentage of -13.00%, the Final Settlement Value would be $730.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 13.00%)]

= $1,000 + [$1,000 × (-40.00% + 13.00%)]

= $730.00

Example 3 shows that you are exposed on a 1-to-1 basis to declines in the level of the Least Performing Underlying beyond the Buffer Percentage of -13.00%. **You will lose some or a significant portion (up to 87.00%) of your investment**.

INFORMATION RELATING TO THE UNDERLYINGS

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of April 30, 2019 were: Information Technology, Health Care, Financials, Communication Services and Consumer Discretionary.

For more information about the SPX, see "The S&P 500® Index" beginning on page S-43 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from May 1, 2009 through May 20, 2019. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX at any time.

Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of April 30, 2019 were: Financial Services, Consumer Discretionary Health Care, Technology and Producer Durables.

For more information about the RTY, see "The Russell 2000® Index" beginning on page S-37 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from May 1, 2009 through May 20, 2019. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the RTY at any time.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this document. In that case, the 90 calendar days immediately preceding the date of acceleration will be used as the Valuation Period for purposes of determining the Reference Return of each Underlying, and the accelerated maturity date will be three business days after the date of acceleration. If a Market Disruption Event exists with respect to an Underlying on any scheduled trading day during that period, then its Official Closing Level on that day will not be used in the determination of its Final Value. For the avoidance of doubt, if no Market Disruption Event exists with respect to an Underlying on a scheduled trading day during that period, its Official Closing Level on that day will be used in the determination of its Final Value, irrespective of the existence of a Market Disruption Event with respect to the other Underlying occurring on that day.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this document. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.75% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Underlyings. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Underlyings. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in either Underlying would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in either Underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Underlyings and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in either Underlying is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with

respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

TABLE OF CONTENTS

HSBC USA Inc.

$ Buffered Accelerated Market Participation Securities™ Linked to the Least Performing of the S&P 500® Index and the Russell 2000® Index

May 22, 2019

Free Writing Prospectus